

August 13, 2009

<u>By facsimile to (212) 930-9725 and U.S. Mail</u>

Mr. Paul Morrison
Chief Executive Officer
OmniReliant Holdings, Inc.
14375 Myerlake Circle
Clearwater, FL 33760

Mr. Oscar Rodriguez
President
Abazias, Inc.
5214 SW 91st Terrace, Suite A
Gainesville, FL 32608

Re: OmniReliant Holdings, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form S-4
        Filed August 12, 2009
        File No. 333-157256

Dear Messrs. Morrison and Rodriguez:

We reviewed the filing and have the comments below. Please key your responses to the comments in the cover letter that you provide in response to the comments. As noted previously, it is insufficient to state simply that you have revised the registration statement. Rather, you should specify where you have made revisions in the registration statement.

<u>General</u>

1.   Please update the financial statements and corresponding financial information, including the pro forma financial information, to comply with Rule 8-08 of Regulation S-X, as necessary. Note that if you registration statement is to be declared effective more than 45 days after the end of your fiscal year, you must include year-end data.

2.   Please tell us how you calculated the number of shares of common stock you are registering. According to your cover page disclosure, if the market price were $.50 per share of OmniReliant, 13 million shares of Series E preferred would convert into 30,952,381 shares of OmniReliant common stock, which is greater than the number of common shares you are registering. In addition, as you are registering an additional 1,000 shares of Series E referred to cover the rounding of fractional shares, it seems that additional shares of common stock would be issuable upon conversion of those 1,000 preferred shares. Please revise your fee table to ensure that you have covered the maximum amount of common shares that may be issuable upon conversion of the maximum number of preferred shares issuable in the merger and tell us supplementally how you arrived at that number.

3.   Disclose prominently in the front or forepart of the information statement/prospectus that Vicis Capital Master Fund or Vicis is the beneficial owner of 95.97% of OmniReliant's issued and outstanding common stock as a result of converting preferred stock into common stock on July 31, 2009. We note the disclosure in the current report on Form 8-K dated July 31, 2009 and filed August 6, 2009.

4.   In connection with prior comment 2, we did not see where you explain how Abazias' shareholders can arrive at a per share conversion rate for the Series E preferred. Please include this disclosure in your discussion of the Series E preferred conversion. In addition, and particularly in view of the recent conversion of preferred shares by Vicis, please disclose, as of a recent date and based on a stated number of Abazias shares outstanding, the per share exchange ratio of Abazias shares for OmniReliant shares in the merger. Also disclose the percentage ownership, on an as-converted basis, that Abazias shareholders will have of OmniReliant upon closing.

5.   Refer to prior comment 4. Disclosure in the table of contents that Section 262 of the Delaware General Corporation Law or DGCL is attached as Appendix B is inconsistent with disclosure on page 96 that Section 262 of the DGCL is attached as Annex D. Please reconcile the disclosures.

There are a large number of shares underlying our Series C, Series D and Series F Convertible Preferred Stock…, page 52

6.   It does not appear that the risk factor reflects the conversion of preferred stock into common stock by Vicis on July 31, 2009. Please revise accordingly.

Series E Preferred Stock, page 108

7.   Refer to prior comment 2. It remains unclear how the calculation for the example on page 109 about the adjusted conversion price if the common stock is trading at $1.15 was made. Using the assumed market price of $1.15, we calculate that the 13,000,000 shares of Series E preferred stock will be equivalent to 13,541,667 shares of OmniReliant's common stock. Please revise or advise.

Exhibit Index

8.   Please remove the words "Form of" from the description of the exhibit numbered Exhibit 8.1.

9.   Include a separate exhibit number (per Item 601(b)(23) of Regulation S-K) listing the consent of Bush Ross as an exhibit. We note that the consent is included in Exhibit 8.1.

Exhibit 5.1

10.   Disclosure in the third bullet point that there are 30,952,381 shares of common stock underlying the Series E preferred stock is inconsistent with the 30,951,381 shares of common stock underlying the Series E preferred stock shown in the calculation of registration fee table. Please revise to ensure that counsel's opinion covers all of the shares being registered.

Exhibit 8.1

11.   Refer to prior comment 11. File an updated tax opinion immediately before the registration statement's effectiveness.

Closing

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when OmniReliant requests acceleration of the effective date of the pending registration statement, provide a written statement from each of OmniReliant and Abazias acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OmniReliant and Abazias from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- OmniReliant and Abazias may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

Michael T. Williams, Esq.
Williams Securities Law Firm
2503 West Gardner Court
Tampa, FL 33611